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                                                           Exhibit 99.4

                                  June 19, 1998


Board of Directors
Michigan Educational Employees
     Mutual Insurance Company
691 N. Squirrel Road
Suite 200
Auburn Hills, MI 48321-7019

Members of the Board:

        We understand that pursuant to the Plan of Conversion dated June 19, 1998 (the "Plan") of Michigan Educational Employees Mutual Insurance Company), ("MEEMIC" or the "Company"), (i) MEEMIC shall be reorganized pursuant to Chapter 59 of the Michigan Insurance Code, MCL 500.5901, and will continue its existence as MEEMIC Insurance Company, a stock insurance company; (ii) MEEMIC Holding, Inc. ("MEEMIC Holdings") will be formed as a Michigan business corporation under the laws of the State of Michigan to serve as a holding company for MEEMIC;
(iii) the articles of incorporation and bylaws of MEEMIC will be amended and restated as the articles and bylaws of MEEMIC Insurance Company; (iv) the Company will offer and sell shares of MEEMIC Holdings in the Subscription Offering, and the Standby Offering; and (v) the Surplus Note will be converted into Shares of MEEMIC Holdings. Except as defined herein all capitalized terms shall have the meanings contained in the Plan.

        The effectiveness of the Plan is conditional upon, among other things:
(1) approval by two-thirds of those eligible members of MEEMIC voting thereon;
(ii) approval by the Michigan Insurance Bureau (the "Bureau"); and (iii) receipt by MEEMIC of an opinion letter from counsel or tax advisor that the Plan and related transactions will not result in any material adverse effect with regard to federal or state income tax matters to the Company and its policyholders.

        At your request, we have prepared an independent estimate of the consolidated, pro forma market value of MEEMIC Holdings upon conversion, as discounted to attract full Subscription for the Subscription Shares (the "Pro Forma Market Value"). In preparing our analysis, among other things, we have:

        (i)       reviewed the Plan, including all exhibits thereto;

        (ii) reviewed the Asset Purchase Agreement of Michigan Educators Insurance Agency by MEEMIC, and related materials and exhibits;



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Board of Directors
June 19, 1998
Page 2


         (iii) reviewed the Surplus Note Agreement issued by MEEMIC to PICOM Insurance Company;

         (iv) reviewed the amended and restated articles of incorporation and bylaws of MEEMIC and MEEMIC Holdings;

         (v) reviewed the annual statutory reports of MEEMIC for the years ended December 31, 1996 and December 31, 1997, interim financial statements through March 31, 1998. and draft 1997 GAAP historical statements prepared management;

         (vi) reviewed certain internal financial analyses and forecasts for the Company prepared by, their management;

         (vii) discussed with senior management of MEEMIC the operations, financial condition and future prospects of the Company as well as the effect of the Plan and other matters we believe relevant to our inquiry; and

         (viii) performed such other studies, analyses, inquiries and investigation as we deemed appropriate.

         In our discussions with management of MEEMIC, we reviewed certain consequences and benefits from the Plan on the future prospects of the Company, including that the Plan would: (i) enable Eligible Policyholders to obtain ownership in the Company; (ii) increase the Company's capital position and retire the Surplus Note; (iii) provide the Company with greater strategic flexibility and financial strength by creating an organizational structure with access to external sources of capital; and (iv) provide the Company with alternatives for motivating employees, officers and directors.

         In preparing our analysis, we relied upon, without independent verification, the accuracy and completeness of the financial and other information provided to us by MEEMIC and their representatives. We have neither made nor obtained any independent evaluation or appraisal of the Company's assets or liabilities. We have been advised as to all legal matters by legal counsel to the Company upon whom we have relied, including as to the legality of the Plan and compliance with Michigan law. We have assumed that the Company will receive regulatory approval in the manner contemplated by the Plan, as well as an opinion that the consummation of the Plan will not result in material adverse tax effects. In addition, we have assumed that the final forms of all documents will not differ in any material respect from the drafts of such documents reviewed by us as of the date of this letter. Our analysis is further based upon our assessment as of the date of this letter of general economic, financial and market conditions.

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Board of Directors
June 19, 1998
Page 3


         ABN AMRO Incorporated, as part of its investment banking business, is continually engaged in the valuation of businesses in connection with mergers and acquisitions, as well as initial and secondary offerings of securities and valuations for other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, which is not contingent upon the consummation of the Conversion.

         Our analysis has been focused on providing an estimate of Pro Forma Market Value as defined in the Plan. Our analysis does not constitute a recommendation to any member as to how such member should vote with respect to the Plan. It is understood that this letter is solely for the benefit and use of the Company in its consideration of the Conversion and may not be relied upon by any other person, or used for any other purpose, except as an exhibit to the Company's filing with the Bureau or as otherwise required by legal or regulatory process.

         As more fully presented in our report to the Board, which is based on the foregoing and in reliance thereon, our estimate of Pro Forma Market Value, as defined in the Plan consists of a Value Range Minimum of $54 million and a Value Range Maximum of $66 million.


Sincerely,


/s/  ABN AMRO Incorporated

ABN AMRO Incorporated